As filed with the Securities and Exchange Commission on February 27, 2004

Registration No. 333-112776

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ORIENTAL FINANCIAL GROUP INC.

(Exact name of Registrant as specified in its charter)

Commonwealth of Puerto Rico (State or other jurisdiction of Incorporation or organization)	66-0538893 (I.R.S. Employer Identification No.)

Professional Offices Park
998 San Roberto Street
San Juan, Puerto Rico 00926
(787) 771-6800
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

José Enrique Fernández
Chairman of the Board of Directors,
President and Chief Executive Officer
Professional Offices Park
998 San Roberto Street
San Juan, Puerto Rico 00926
(787) 771-6800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Iván G. Marrero Carlos O. Souffront McConnell Valdés 270 Muñoz Rivera Avenue San Juan, Puerto Rico 00918 (787) 250-2606	Peter G. Weinstock Ronald J. Frappier Jenkens & Gilchrist, P.C. 1445 Ross Avenue Suite 3200 Dallas, Texas 75202 (214) 855-4746

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Proposed maximum
Title of securities	aggregate	Amount of
to be registered	offering price[1]	registration fee

Common Stock, $1.00 par value per share	$82,091,542.50	$10,401.00

1.	Pursuant to Rule 457(c) under the Securities Act of 1933, the proposed maximum aggregate offering price is estimated solely for purposes of calculating the registration fee and is based on the average of the high and low prices of the common stock on the New York Stock Exchange on February 23, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 27, 2004

PROSPECTUS

2,565,000 Shares

Common Stock

        Oriental Financial Group Inc. is a Puerto Rico chartered financial holding company headquartered in San Juan, Puerto Rico. We are offering to the public 1,700,000 shares of our common stock and three of our stockholders identified under the heading “Selling Stockholders” are offering 865,000 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

      Our common stock is traded on the New York Stock Exchange under the symbol “OFG.” The last reported sale price of our common stock on February      , 2004 was                     .

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

      Neither the Securities and Exchange Commission nor any state or Commonwealth of Puerto Rico securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      These securities are not savings accounts, deposits or obligations of Oriental Bank and Trust or any of our non-banking subsidiaries, and are not insured by the FDIC or any other governmental agency and may lose value.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

      We and the selling stockholders have also granted the underwriters 30-day options to purchase up to an aggregate of an additional 384,750 shares to cover over-allotments at the public offering price per share less the underwriting discounts and commissions.

      The underwriters are offering the shares of our common stock as described in the “Underwriting” section of this prospectus. Delivery of the shares will be made on or about                     , 2004.

Keefe, Bruyette & Woods	Oriental Financial Services

The date of this prospectus is                     , 2004

      As a prospective investor, you should rely only on the information incorporated by reference or contained in this prospectus. Neither we nor any underwriter has authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information included in this prospectus is accurate as of any date other than the date of this prospectus or that any information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

ii

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus or incorporated by reference. You should read the entire prospectus, including the information incorporated by reference into this prospectus and the “Risk Factors” section beginning on page 6.

      Unless otherwise stated, all information in this prospectus (i) assumes that the underwriters will not exercise their over-allotment options to purchase any of the 384,750 shares subject to such options and (ii) gives retroactive effect to the 10% stock dividend on common stock paid on January 16, 2004 to stockholders of record as of December 31, 2003.

The Company

      Oriental Financial Group Inc. is a diversified financial holding company headquartered in San Juan, Puerto Rico, offering a full range of financial services through its wholly owned subsidiaries Oriental Bank and Trust, Oriental Financial Services Corp., Oriental Insurance, Inc. and Caribbean Pension Consultants, Inc. As of December 31, 2003, we had total assets of $3.3 billion, total loans of $711.4 million, total deposits of $1.1 billion, and stockholders’ equity of $223.5 million. We also had $1.7 billion of trust assets managed and $1.1 billion of customer investment assets gathered, each as of December 31, 2003. We currently operate through a network of 23 financial centers located throughout Puerto Rico and one location in Boca Raton, Florida, which serves as the headquarters of our wholly owned subsidiary Caribbean Pension Consultants, Inc.

      We are currently in our 40th year of operations and have developed a financial services platform that provides a broad array of financial products and services for our retail and institutional customers. We have organized our operations under three business lines: Banking, Financial Services and Treasury. Our core businesses are mortgage banking, trust and money management services, financial planing, securities brokerage, investment banking, commercial banking, consumer banking and insurance brokerage. In order to more effectively compete, we have focused our retail and commercial banking and financial planning efforts on professionals and on the middle market in Puerto Rico. We believe these segments of the market have been largely underserved. In addition, we are in the process of expanding our core banking franchise by emphasizing middle market commercial lending and by expanding our branch network.

      We have consistently been a leader in providing innovative banking products and services to the Puerto Rico market. In the 1990s, we were the first bank to establish a trust division and the first to establish a full service broker-dealer and recently entered the third party retirement plan administration business through the acquisition of Caribbean Pension Consultants, Inc. We were also the first bank to offer S&P indexed certificates of deposit, individual retirement accounts structured as a mutual fund, and checking accounts with overdraft privileges. Today we seek to differentiate ourselves by focusing on a strategy of providing strong personalized service and relationship banking. We call this strategy the “Oriental Way” which emphasizes stream-lined decision making, increased employee involvement, customer service excellence, a continuing investment in technology to improve service, continued product innovation and new and improved banking locations. We believe our broad product offering and our business focus differentiates us from our peers and positions us for continued growth. Since the inception of our Oriental Way strategy in January 2003, our revenues have increased 10.9% and our net income has increased 21.4%.

      Oriental Bank and Trust was organized in 1964 as a federal mutual savings and loan association, became a federal mutual savings bank in 1983 and converted to a federal stock savings bank in 1987. In 1994, Oriental Bank and Trust converted to a commercial bank chartered under Puerto Rico law. In June 1996, we reorganized the bank into a bank holding company structure. In May 2000, we elected to be treated as a financial holding company under the Bank Holding Company Act, as amended by the Gramm-Leach-Bliley Act.

      Our senior management team is comprised of seven executives with an average of 20 years in the financial services industry. José E. Fernández is our Chairman of the Board, President and Chief

Executive Officer, positions he has held since he joined us in 1988. In January 2003, José Rafael Fernández was promoted to Chief Operating Officer. Mr. Fernández joined us in 1991 and has served as our Senior Executive Vice President and President of Oriental Financial Services Corp. In an effort to strengthen our management depth, we have actively sought out and hired experienced executives. In 2003, we significantly augmented our management team through the addition of three senior executives: Néstor Vale as Executive Vice President of Banking Services, Norberto González, C.P.A. as Executive Vice President and Acting Chief Financial Officer, and Carlos Nieves, C.P.A. as Executive Vice President of Financial Services. Prior to joining us, Mr. Vale spent 14 years at Scotiabank de Puerto Rico where he was a member of the Board of Directors and Senior Vice President in charge of commercial and retail banking. Prior to joining us, Mr. González spent 11 years with Banco Bilbao Vizcaya Argentaria Puerto Rico (and its predecessor PonceBank) where he was Executive Vice President and Risk Management Director. Prior to joining us, Mr. Nieves was Executive Vice President and Chief Operating Officer of PaineWebber Trust Company of Puerto Rico. In January 2004, we further bolstered our team by hiring Ganesh Kumar as Executive Vice President of Strategic Planning. Mr. Kumar has extensive experience in strategic planning, having spent 14 years as a consultant to financial services clients worldwide.

      Our principal executive offices are located at Professional Offices Park, 998 San Roberto Street, San Juan, Puerto Rico, and our telephone number is (787) 771-6800. We maintain a website at http://www.orientalonline.com.

Oriental Bank and Trust

      Our main operating subsidiary is Oriental Bank and Trust, a Puerto Rico full service commercial bank insured by the Federal Deposit Insurance Corporation and a member of the Federal Home Loan Bank of New York.

      Oriental Bank and Trust offers mortgage, commercial and consumer lending, demand, savings and time deposits, financial planning, and corporate and individual trust services in Puerto Rico. Through its trust department, Oriental Bank and Trust provides a complete range of fiduciary and custodial services to individuals, families and businesses. It also has an international banking entity, which is a unit of the bank named O.B.T. International Bank, whose services are limited under Puerto Rico law to persons and assets located outside of Puerto Rico. The international banking entity offers the bank certain Puerto Rico tax advantages. In November 2003, we organized a new international banking entity named Oriental International Bank Inc. as a wholly owned subsidiary of Oriental Bank and Trust. We transferred as of January 1, 2004, substantially all the assets of O.B.T. International Bank to the new subsidiary.

      Borrowings are Oriental Bank and Trust’s largest interest-bearing liability component. Borrowings consist mainly of diversified funding sources including repurchase agreements, advances from the Federal Home Loan Bank of New York, and term notes. As of December 31, 2003, total borrowings amounted to $2.0 billion. Deposits are the bank’s second largest category of interest-bearing liabilities. At December 31, 2003, total deposits amounted to $1.1 billion, excluding intercompany balances. Of the bank’s total deposits, 10.8% are demand deposits, 8.1% are savings accounts, 33.5% are individual retirement accounts, and 47.6% are certificates of deposit.

      Residential mortgage loans (including mortgage loans held for sale) comprise the largest component of Oriental Bank and Trust’s loan portfolio. Such loans represent 90% of the loan portfolio at December 31, 2003. The second largest component is commercial loans, which represent 7.5% of the portfolio. The third component is consumer loans, which represent 2.5% of the portfolio. In 2003, we hired a well seasoned commercial banking team from other banking institutions in Puerto Rico and appointed Néstor Vale as head of the group. This team has an average of 14.7 years of commercial banking experience and strong ties to the Puerto Rico business community. We believe this team will play an integral role in expanding our commercial lending business.

      Oriental Trust, the bank’s trust department, is a leader in the Puerto Rico financial planning market and is a significant player in the retirement planning industry. We were the first bank to offer fixed and variable annuities and individual retirement accounts in Puerto Rico. We also offer Keogh and 401(k)

retirement plans, IRAs, deferred compensation plans, asset protection trusts, custodial services and other trust services. The trust department had $1.7 billion of trust assets as of December 31, 2003.

Oriental Financial Services

      Oriental Financial Services Corp. is our securities brokerage and investment banking subsidiary. Through a highly trained and customer service focused employee base, Oriental Financial Services provides financial planning services to individuals and investment banking services, encompassing both public and corporate finance, to corporations and the Puerto Rico government. Oriental Financial Services offers its customers a wide array of investment alternatives such as fixed and variable annuities, tax-advantaged fixed income securities, mutual funds, and various other equity and fixed income securities. Oriental Financial Services is a Puerto Rico corporation, a full service, registered broker-dealer and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

      Oriental Financial Services’ investment banking division specializes in structuring and underwriting equity and fixed income securities. In January 2001, it formed a strategic alliance with Banc of America Securities LLC to participate in the Commonwealth of Puerto Rico’s bond syndicate. In January 2003, it was selected for the second time to serve as senior manager for Puerto Rico’s bond syndicate in partnership with Banc of America Securities LLC. Oriental Financial Services has participated in over $18 billion of Puerto Rico public finance bond issues since the establishment of its investment banking division in October 2000. Oriental Financial Services has also acted as manager or co-manager in over $600 million of preferred stock and industrial development bond issues in Puerto Rico. Recently, Oriental Financial Services served as book-running lead manager for the $162 million Puerto Rico Industrial Development Company bond issue, and as a consultant for Banc of America Securities LLC in the $663 million Puerto Rico Housing Finance Authority bond issue.

Oriental Insurance

      Oriental Insurance, Inc. is a Puerto Rico corporation and a licensed insurance agency organized in 1995 to offer annuities and life insurance products. Since its inception, Oriental Insurance has successfully expanded in Puerto Rico to include the sale and distribution of property and casualty insurance and title insurance for individual and commercial clients. Oriental Insurance’s licensed insurance agents have increasingly partnered with various business groups within the company to develop new insurance business opportunities and to better serve our clients.

Caribbean Pension Consultants

      Caribbean Pension Consultants, Inc. is a Florida corporation headquartered in Boca Raton, Florida, which has been in business for over 25 years. Caribbean Pension Consultants was acquired by us in January 2003. It is engaged in the business of pension and retirement plan administration, focused on 401(k) and Keogh retirement plans in Puerto Rico, the United States, and the Bahamas. Caribbean Pension Consultants is the largest third party administrator in the Southeastern United States with over $400 million in assets under management. Approximately 75% of Caribbean Pension Consultants’ customers reside in Puerto Rico with the remaining 25% residing in Florida and the Caribbean. Caribbean Pension Consultants markets its services through a highly experienced staff of 100 independent insurance agents with strong established customer relationships. This acquisition represents our first major expansion into the United States and provides a platform for possible expansion in the U.S. mainland. It also adds to the expansion of our trust and other related businesses in Puerto Rico and elsewhere.

The Offering

Common stock offered	An aggregate of 2,565,000 shares of common stock: 1,700,000 shares by us and 865,000 shares by the selling stockholders (an aggregate of 2,949,750 shares if the underwriters exercise their over-allotment options in full).

Common stock outstanding after the offering	21,508,824 shares (21,763,824 shares if the underwriters exercise their over-allotment options in full).

New York Stock Exchange symbol	OFG

Use of proceeds	We are raising funds in this offering for general corporate purposes as described in the “Use of Proceeds” section of this prospectus. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

Dividends	We currently pay a cash dividend of $0.14 per share of common stock per quarter, or $0.56 per share per year. The dividends will depend on a number of factors. We cannot give you any assurance that we will continue to pay dividends or that their amount will not be reduced in the future.

Voting rights	The holders of our common stock are entitled to one vote per share. Following the offering, José E. Fernández, our Chairman of the Board, President and Chief Executive Officer, will own 13.30% of the outstanding common stock (or 12.19% if the underwriters exercise their over-allotment options in full).

Risk factors	Investing in our common stock involves certain risks, which are described under “Risk factors” beginning on page 6.

Summary Financial and Operating Data

      You should read the summary financial information presented below together with our consolidated financial statements and notes which are incorporated by reference into this prospectus and with the historical financial information included under “Selected Financial Data” beginning on page 13 of this prospectus.

      Average balances have been computed using daily averages, except for average total assets which was computed using beginning and end of month average balances. The ratios for the six-month periods ended December 31, 2003 and 2002, have been presented on an annualized basis.

	As of or for the six-month
	period ended December 31,		As of or for the year ended June 30,

	2003	2002	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Period end balances:
Total gross loans(1)	$717,447	$664,402	$733,493	$579,809	$465,435	$604,110	$574,727
Allowances for loan losses	6,020	3,901	5,031	3,039	2,856	6,837	9,002
Bank assets owned	3,344,243	2,800,697	3,040,551	2,485,393	2,033,706	1,847,564	1,577,767
Trust assets managed	1,661,598	1,284,254	1,670,437	1,382,268	1,444,534	1,456,500	1,380,200
Broker-dealer assets gathered	1,101,455	894,270	962,919	1,118,181	1,002,253	914,900	885,800
Deposits	1,077,751	951,331	1,044,265	968,850	815,538	735,041	672,258
Stockholders’ equity	223,517	193,576	201,680	166,429	113,490	117,869	116,298
Book value per common share	7.86	8.39	8.65	7.02	4.24	4.39	4.26
Income statement data:
Net interest income after provision for loan losses	$39,491	$34,664	$70,280	$56,883	$26,160	$36,348	$28,561
Non-interest expenses net of non-interest income	(7,686)	(9,149)	(14,676)	(17,712)	(18,845)	(16,674)	(1,657)
Net income	29,247	24,089	51,320	38,451	8,469	19,566	26,704
Diluted earnings per share	1.33	1.13	2.41	1.82	0.31	0.86	1.28
Cash dividends paid per common share	0.27	0.24	0.49	0.42	0.40	0.40	0.37
Average diluted shares outstanding	20,626	20,196	20,336	19,803	19,314	19,909	20,620
Performance ratios:
Return on average assets	1.84%	1.86%	1.88%	1.67%	0.49%	1.15%	1.84%
Return on average common equity	35.27%	31.19%	31.33%	32.47%	7.85%	18.73%	24.41%
Efficiency ratio	51.17%	50.57%	51.35%	57.22%	72.06%	58.56%	53.38%
Net interest margin	2.79%	3.11%	2.99%	2.72%	1.73%	2.72%	3.16%
Capital ratios:
Leverage ratio	10.50%	7.96%	8.19%	7.80%	6.68%	7.49%	8.30%
Tier 1 risk-based capital	32.66%	23.32%	24.48%	21.76%	19.53%	30.54%	22.95%
Total risk-based capital	33.26%	23.74%	25.00%	22.10%	19.96%	29.29%	24.21%
Tangible common equity to tangible assets (at the end of period)	4.59%	5.71%	5.47%	5.34%	3.92%	4.57%	5.25%
Asset quality ratios:
Non-performing assets to total assets at end of period	0.98%	0.99%	0.97%	0.83%	0.88%	0.96%	1.29%
Non-performing loans to total loans at end of period	4.50%	4.09%	3.94%	3.47%	3.63%	2.79%	3.40%
Allowance for loan losses to total loans at end of period	0.84%	0.59%	0.69%	0.52%	0.61%	1.13%	1.57%
Allowance for loan losses to total non-performing loans at end of period	18.64%	14.35%	17.42%	15.11%	16.90%	40.52%	46.06%
Net charge-offs to average loans	0.37%	0.34%	0.33%	0.35%	1.55%	1.79%	1.94%

(1)	Includes loans held for sale.

RISK FACTORS

      You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in our common stock.

Fluctuations in interest rates may hurt our business

      Interest rate fluctuations is the primary market risk affecting us. Changes in interest rates affect the following areas, among others, of our business:

•	the number of mortgage loans originated;

•	the interest income earned on loans and securities;

•	the value of securities holdings; and

•	gain from sales of loans and securities.

Increases in interest rates reduce demand for new mortgage loan originations and refinancings

      Higher interest rates increase the cost of mortgage loans to consumers and reduce demand for mortgage loans, which negatively impacts our profits. Reduced demand for mortgage loans results in reduced loan originations by us, lower mortgage origination income and lower gain on sale of loans. Demand for refinancings is particularly sensitive to increases in interest rates.

Increases in interest rates reduce net interest income

      Increases in short-term interest rates reduce net interest income, which is an important part of our earnings. Net interest income is the difference between the interest received by us on our assets and the interest paid on our borrowings. Most of our assets, like mortgage loans and mortgage-backed securities, are long-term assets. In contrast, most of our borrowings are short-term. When interest rate rise, we must pay more in interest on our borrowings while interest earned on our assets does not rise as quickly, which causes profits to decrease.

Increases in interest rates may reduce the value of mortgage loans and securities holdings

      Increases in interest rates may reduce the value of our financial assets and have an adverse impact on our earnings and financial condition. We own a substantial portfolio of mortgage loans, mortgage-backed securities and other debt securities which have both fixed and adjustable interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition. In addition, we may suffer losses as we sell loans to reduce future interest rate exposure. The market value of an obligation with an adjustable interest rate can be adversely affected when interest rates increase due to a lag in the implementation of repricing terms as well as due to interest rate caps, which may limit the amount of increase in the obligation’s interest rate.

Declining interest rates would reduce interest income on cash and investments

      We make loans and invest in debt. If interest rates decrease, the interest income derived from any new loans or investments which have fixed or variable rates will be less than interest income previously derived when rates were higher. Additionally, if interest rates decrease, our interest income will also decrease during the term of a loan or investment that bears interest at a variable rate. Furthermore, reduced interest rates will result in a decrease in income on our cash and short-term investments. Therefore, a decrease in interest rates may have an adverse effect on our business, results of operations and financial condition.

      During periods of declining interest rates, prepayment of debt underlying asset-backed securities can be expected to accelerate. Accordingly, our ability to maintain the yield anticipated from investments in asset-backed securities will be affected by reductions in the principal amount of such securities resulting from such prepayments, and our ability to reinvest the returns of principal at comparable rates is subject to general prevailing interest rates at that time. Prepayments may also result in the realization of capital losses with respect to higher yielding securities that had been bought at a premium or the loss of opportunity to realize capital gains in the future from possible appreciation.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business and results of operations

      Making loans is an essential element of our business, and there is a risk that our loans will not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the loan;

•	credit risks of a particular borrower;

•	changes in economic or industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

      We attempt to maintain an appropriate allowance for loan losses to provide for losses inherent in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors. Default frequency, internal risk ratings, expected future cash collections, loss recovery rates and general economic factors, among other things, are considered in this evaluation, as are the size and diversity of individual credits. Our methodology for measuring the adequacy of the allowance relies on several key elements, which include specific allowances for identified problem loans, allowance by formula and an unallocated allowance.

      In the second quarter of fiscal 2004, we recorded a provision for loan losses of $1.0 million based on our overall evaluation of the risks of our loan portfolio. Although we believe that our allowance for loan losses is currently sufficient given the risk inherent in our loan portfolio, there is no precise method of predicting loan losses, and therefore, we always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. In addition, the FDIC as well as the Office of the Commissioner of Financial Institutions of Puerto Rico may require us to establish additional reserves. Additions to the allowance for loan losses would result in a decrease in our net earnings and capital and hinder our ability to pay dividends.

We are subject to default and recourse risk in connection with our mortgage loan originations

      From the time that we fund the mortgage loans we originate for third parties to the time we sell them, we are generally at risk for any mortgage loan defaults. Once we sell the mortgage loans, the risk of loss from mortgage loan defaults and foreclosures passes to the purchaser or insurer of the mortgage loans. However, in the ordinary course of business, we make representations and warranties to the purchasers and insurers of mortgage loans. If a borrower defaults on a mortgage loan and there has been a breach of any of these representations or warranties, we may become liable for the unpaid principal and interest on the defaulted mortgage loan and may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. In addition, we incur higher liquidity risk with respect to the non-conventional mortgage loans originated by us, because of their longer maturities and lack of a favorable secondary market.

Our exposure to overall credit risk will increase as a consequence of the increase in our commercial lending activities

      We have increased our emphasis on commercial real estate and commercial business lending, which is likely to increase overall credit risk. We are in the process of changing our policies and procedures to support our increased emphasis on commercial real estate and commercial business lending. Banks generally charge higher interest rates on commercial loans than on residential mortgage loans, because larger loan losses are expected in this business line. Generally, commercial loans are considered to be riskier than residential mortgage loans because they have larger balances to a single borrower or group of related borrowers. In addition, the borrower’s ability to repay a commercial loan depends, in the case of a commercial loan, on the successful operation of the business or the property securing the loan. We expect to increase our allowance for loan losses in anticipation of this higher credit risk. Increases in the allowance for loan losses reduce our earnings. If we experience loan losses that are higher than our allowance for loan losses, our profits and financial condition would be adversely affected.

We are at risk because most of our business is conducted in Puerto Rico

      Because most of our business activities are conducted in Puerto Rico and a substantial portion of our credit exposure is in Puerto Rico, we are at risk from adverse economic, political or business developments, including a downturn in real estate values, and natural hazards that affect Puerto Rico. If Puerto Rico’s economy experiences an overall decline as a result of these adverse developments or natural hazards, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios would probably increase substantially. This would cause our profitability to decrease.

Our business could be adversely affected if we cannot maintain access to stable funding sources

      Our business requires continuous access to various funding sources. While we are able to fund our operations through deposits as well as through borrowings from the Federal Home Loan Bank of New York, and other alternative sources, our business may be significantly dependent upon shorter-term borrowings, such as repurchase agreements.

      While we expect to have continued access to credit from the foregoing sources of funds, there can be no assurance that such financing sources will continue to be available or will be available on favorable terms. In the event that such sources of funds are reduced or eliminated and we are not able to replace them on a cost-effective basis, we may be forced to curtail or cease our loan origination business, which would have a material adverse effect on our operations and financial condition.

Competition with other financial institutions could adversely affect our profitability

      We face substantial competition in originating loans and in attracting deposits. The competition in originating loans comes principally from other U.S., Puerto Rico and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders and purchasers of loans. We will encounter greater competition as we expand our operations. A number of institutions with which we compete have significantly greater assets, capital and other resources. Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could adversely affect our profitability.

Changes in statutes and regulations could adversely affect us

      We, as a Puerto Rico chartered financial holding company, and our various subsidiaries, are each subject to federal and Puerto Rico governmental supervision and regulation. There are laws and regulations which restrict transactions between us and our various subsidiaries. Any change in such regulations, whether by applicable regulators or as a result of legislation subsequently enacted by the Congress of the United States or the Legislature of Puerto Rico, could have a substantial impact on our operations.

Taxation of our international banking entity may reduce our earnings

      Puerto Rico international banking entities, or IBEs, are currently exempt from taxation under Puerto Rico law. Recently, the Legislature of Puerto Rico and the Governor of Puerto Rico approved a law amending the IBE Act. This law imposes income taxes at normal statutory rates on each IBE that operates as a unit of a bank, if the IBE’s net income generated after December 31, 2003 exceeds 40% of the bank’s net income in the taxable year commenced on July 1, 2003, 30% of the bank’s net income in the taxable year commencing on July 1, 2004, and 20% of the bank’s net income in the taxable year commencing on July 1, 2005, and thereafter. It does not impose income taxation on an IBE that operates as a subsidiary of a bank.

      We have an IBE that operates as a unit of our bank. We recently organized a new IBE that operates as a subsidiary of our bank. We transferred as of January 1, 2004, substantially all of the bank’s IBE assets to the new IBE subsidiary. Although this transfer of IBE assets will allow us to continue enjoying tax benefits, we cannot give you any assurance that the IBE Act will not be modified in the future in a manner to reduce the tax benefits available to our new IBE subsidiary. A reduction of such tax benefits may reduce our earnings.

Our rapid growth requires changes to personnel, systems, procedures and policies

      We are experiencing rapid growth, and expect to continue to do so. As a result, we have hired additional personnel, modified and implemented systems, procedures and policies, and refined the roles of existing personnel. We expect to continue to take such steps as our growth continues. There are risks associated with our ability to successfully implement such changes.

Dividends will not be paid unless declared by our board of directors

      Quarterly dividends will only be paid if declared by our board of directors. Our board of directors is not obligated or required to declare quarterly dividends.

Missed dividends never have to be paid

      If our board of directors does not declare a dividend for a particular quarter, those dividends never have to be paid.

Banking regulations may restrict our ability to pay dividends

      We may not be able to pay dividends in the future if we do not earn sufficient net income. Federal Reserve Board policy is that a bank holding company should pay dividends only out of its current net income. Federal and Puerto Rico banking regulations may also restrict the ability of Oriental Bank and Trust to make distributions to us. These distributions may be necessary for us to pay dividends on our common stock.

Certain provisions in our certificate of incorporation and bylaws could discourage an acquisition of the company

      In addition to the amount of common stock controlled by our Chairman of the Board, President, and Chief Executive Officer described below under “Selling Stockholders,” certain provisions of our certificate of incorporation and bylaws could have the effect of discouraging non-negotiated takeover attempts as described in the “Description of Capital Stock — Restrictions on Acquisition of Oriental Financial Group” section of this prospectus.

Competition in attracting talented people could adversely affect our operations

      We depend on our ability to attract and retain key personnel, and we rely heavily on our management team. The inability to recruit and retain key personnel or the unexpected loss of key managers may adversely affect our operations. Our success to date has been influenced strongly by our ability to attract and retain senior management experienced in banking and financial services. Retention of senior managers and appropriate succession planning will continue to be critical to the successful implementation of our strategies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus may contain forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend,” “project,” “forecasts,” “goals,” “could have,” “may have” and similar expressions. You should be aware that these statements and any other forward-looking statements in these documents only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions, which we describe in more detail elsewhere herein and in other documents filed by us with the SEC.

      These factors and the risk factors and forward-looking statements referred to under “Risk Factors” in this prospectus could cause actual results or outcomes to differ materially from our expectations. You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors, if any, will arise.

      In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by this cautionary note.

USE OF PROCEEDS

      Our net proceeds after deducting expenses from the sale of shares of common stock are estimated at approximately $          . If the underwriters’ over-allotment options are exercised in full, the net proceeds are estimated at $          . We intend to use the net proceeds for general corporate purposes, which may include:

•	making capital contributions and loans to our banking and non-banking subsidiaries;

•	increasing capital ratios to support our asset growth;

•	establishing new financial centers;

•	increasing working capital; and

•	making acquisitions.

      We will not receive any proceeds from the sale of the shares by the selling stockholders.

PRICE RANGE OF COMMON STOCK

      Our common stock was initially listed on the American Stock Exchange in March 1987 at a price of $1.20. In July 1994, we listed the stock on the New York Stock Exchange. The following table shows the high and low sales prices of our common stock, as reported by the New York Stock Exchange, and the dividends paid by us in each case, during the last two fiscal years and through February                     , 2004.

	Price

	High	Low	Dividend

Fiscal 2002(1)
First Quarter	$14.45	$11.11	$0.099
Second Quarter	13.75	11.83	0.099
Third Quarter	15.82	12.12	0.109
Fourth Quarter	18.44	14.58	0.109
Fiscal 2003(1)
First Quarter	$18.36	$15.09	$0.109
Second Quarter	18.73	14.44	0.127
Third Quarter	19.75	18.24	0.127
Fourth Quarter	23.95	19.69	0.127
Fiscal 2004(1)
First Quarter	$24.53	$21.21	$0.127
Second Quarter	26.15	21.86	0.140
Third Quarter (through February )			0.140

(1)	Our fiscal year ends on June 30.

      On February      , 2004, the last reported sale price of our common stock on the New York Stock Exchange was $     . As of January 31, 2004, we had 19,808,824 shares of common stock outstanding.

DIVIDEND POLICY

      We currently pay a cash dividend of $0.14 per share of common stock per quarter, or $0.56 per share per year. In fiscal 2004, we increased our quarterly cash dividend per common share from $0.1273 to $0.1400. We paid this cash dividend on January 15, 2004 to stockholders of record as of December 30, 2003. In fiscal 2004, we also declared a 10% common stock dividend to stockholders of record as of December 31, 2003. We paid this stock dividend on January 16, 2004.

CAPITALIZATION

      The following table shows our unaudited indebtedness and capitalization at December 31, 2003, on an actual basis and as adjusted to give effect to the issuance of the shares of common stock offered by this prospectus. This table should be read together with our consolidated financial statements and related notes incorporated by reference into this prospectus.

	Actual	As Adjusted

	(Dollars in thousands,
	except share data)
Long term debt:(1)
Subordinated capital notes	$72,166		$72,166
Term notes	15,000		15,000

Total long term debt	$87,166		$87,166

Stockholders’ equity:
Preferred sock, $1.00 par value; 5,000,000 shares authorized;
1,340,000 shares of Series A Preferred Stock, issued and outstanding at December 31, 2003, $25 liquidation value	$33,500		$33,500
1,380,000 shares of Series B Preferred Stock issued and outstanding at December 31, 2003, $25 liquidation value	34,500		34,500
Common stock, $1.00 par value; 40,000,000 shares authorized; 20,028,383 shares issued at December 31, 2003 and as adjusted	20,028
Additional paid-in capital	73,035
Legal surplus	23,371		23,371
Retained earnings	79,926		79,926
Treasury stock, at cost, 242,441 shares at December 31, 2003	(4,473)		(4,473)
Accumulated other comprehensive loss, net of tax effect(2)	(36,370)		(36,370)

Total stockholders’ equity	$223,517	$

Book value per common share	$7.86	$

(1)	Excluding advances from the Federal Home Loan Bank of New York which amount to $301 million.

(2)	Consists of unrealized losses on securities available for sale and on derivatives designated as cash flow hedges, net of deferred tax.

SELECTED FINANCIAL DATA

      The following table shows certain selected consolidated financial and operating data of our company on a historical basis as of and for the six-month periods ended December 31, 2003 and 2002, and for each of the five years in the period ended June 30, 2003. Except for the information appearing under the captions “Capital Ratios,” “Asset Quality Ratios,” and “Performance Ratios and Other Information,” the financial data shown below for the five years ended June 30, 2003, is derived from our audited consolidated financial statements. This information should be read together with our consolidated financial statements and the related notes incorporated by reference into this prospectus. Financial information for the six-month periods ended December 31, 2003 and 2002, is derived from unaudited consolidated financial statements, which, in our opinion, includes all adjustments necessary for a fair presentation of the results for those periods. These adjustments consist only of normal recurring accruals. Results for the six-month period ended December 31, 2003, are not necessarily indicative of results for any future period.

      Average balances have been computed using daily averages, except for average total assets which was computed using beginning and end of month average balances. The ratios for the six-month periods ended December 31, 2003 and 2002, have been presented on an annualized basis.

	As of or for the six-
	month period ended
	December 31,		As of or for the year ended June 30,

	2003	2002	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Period end balances:
Bank assets owned	$3,344,243	$2,800,697	$3,040,551	$2,485,393	$2,033,706	$1,847,564	$1,577,767
Trust assets managed	1,661,598	1,284,254	1,670,437	1,382,268	1,444,534	1,456,500	1,380,200
Broker-dealer assets gathered	1,101,455	894,270	962,919	1,118,181	1,002,253	914,900	885,800

Total financial assets managed and owned	$6,107,296	$4,979,221	$5,673,907	$4,985,842	$4,480,493	$4,218,964	$3,843,767

Investments and loans:
Investments securities	$2,539,633	$2,049,220	$2,232,330	$1,757,435	$1,459,991	$1,179,484	$946,411
Loans and leases (including held-for-sale), net	711,427	660,501	728,462	576,770	462,579	597,273	565,725
Securities and loans sold but not yet delivered	7,304	16,884	1,894	71,750	14,108	—	—

Total investments and loans	$3,258,364	$2,726,605	$2,962,686	$2,405,955	$1,936,678	$1,776,757	$1,512,136

Deposits and borrowings:
Deposits	$1,077,751	$951,331	$1,044,265	$968,850	$815,538	$735,041	$672,258
Repurchase agreements	1,605,647	1,247,288	1,400,598	996,869	915,471	816,493	596,226
Other borrowings	388,166	262,083	180,000	258,200	165,000	156,500	174,900
Securities purchased but not yet received	317	90,550	152,219	56,195	—	—	—

Total deposits and borrowings	$3,071,881	$2,551,252	$2,777,082	$2,280,114	$1,896,009	$1,708,034	$1,443,384

Stockholders’ equity:
Preferred equity	$68,000	$33,500	$33,500	$33,500	$33,500	$33,500	$33,500
Common equity	155,517	160,076	168,180	132,929	79,990	84,369	82,798

Total stockholders’ equity	$223,517	$193,576	$201,680	$166,429	$113,490	$117,869	$116,298

Earnings:
Interest income	$79,451	$75,566	$151,746	$141,695	$120,344	$126,226	$107,809
Interest expense	(37,606)	(38,962)	(77,276)	(82,695)	(91,281)	(81,728)	(64,775)

Net interest income	41,845	36,604	74,770	59,000	29,063	44,498	43,034
Provision for loan losses	(2,354)	(1,940)	(4,190)	(2,117)	(2,903)	(8,150)	(14,473)

Net interest income after provision for loan losses	39,491	34,664	70,280	56,883	26,160	36,348	28,561
Non-interest income	22,297	16,160	38,980	31,250	20,383	23,674	33,953
Non-interest expenses	(29,983)	(25,309)	(53,656)	(48,962)	(39,228)	(40,348)	(35,610)

Income before taxes	31,805	25,515	55,604	39,171	7,315	19,674	26,904
Income tax benefit (expense)	(2,558)	(1,426)	(4,284)	(720)	1,318	(108)	(200)

Income before cumulative effect of change in accounting principles	29,247	24,089	51,320	38,451	8,633	19,566	26,704
Cumulative effect of change in accounting principle, net tax	—	—	—	—	(164)	—	—

Net income	29,247	24,089	51,320	38,451	8,469	19,566	26,704
Less: dividends on preferred stock	(1,797)	(1,193)	(2,387)	(2,387)	(2,387)	(2,387)	(350)

Net income available to common shareholders	$27,450	$22,896	$48,933	$36,064	$6,082	$17,179	$26,354

	As of or for the six-
	month period ended
	December 31,		As of or for the year ended June 30,

	2003	2002	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Per share and dividends data:
Basic EPS before cumulative effect of change in accounting principles	$1.40	$1.21	$2.56	$1.91	$0.32	$0.89	$1.34
Basic EPS after cumulative effect of change in accounting principles	$1.40	$1.21	$2.56	$1.91	$0.32	$0.89	$1.34
Average diluted EPS before cumulative effect of change in accounting principles	$1.33	$1.13	$2.41	$1.82	$0.31	$0.86	$1.28
Average diluted EPS after cumulative effect of change in accounting principles	$1.33	$1.13	$2.41	$1.82	$0.31	$0.86	$1.28
Average diluted shares outstanding	20,626	20,196	20,336	19,803	19,314	19,909	20,620
Book value per common share	$7.86	$8.39	$8.65	$7.02	$4.24	$4.39	$4.26
Market price at end of period	$25.70	$17.88	$23.35	$18.45	$12.56	$9.55	$15.95
Cash dividends declared per common share	$0.27	$0.24	$0.49	$0.42	$0.40	$0.40	$0.37
Cash dividends declared on common shares	$5,275	$4,500	$9,414	$7,840	$7,533	$7,651	$7,369
Capital ratios:
Leverage Ratio	10.50%	7.96%	8.19%	7.80%	6.68%	7.49%	8.30%
Tier 1 risk-based capital	32.66%	23.32%	24.48%	21.76%	19.53%	30.54%	22.95%
Total risk-based capital	33.26%	23.74%	25.00%	22.10%	19.96%	29.29%	24.21%
Tangible common equity to tangible assets (at the end of period)	4.59%	5.71%	5.47%	5.34%	3.92%	4.57%	5.25%
Asset quality ratios:
Non-performing assets to total assets at end of period	0.98%	0.99%	0.97%	0.83%	0.88%	0.96%	1.29%
Non-performing loans to total loans at end of period	4.50%	4.09%	3.94%	3.47%	3.63%	2.79%	3.40%
Allowance for loan losses to total loans at end of period	0.84%	0.59%	0.69%	0.52%	0.61%	1.13%	1.57%
Allowance for loan losses to total non-performing loans at end of period	18.64%	14.35%	17.42%	15.11%	16.90%	40.52%	46.06%
Net charge-offs to average loans outstanding	0.37%	0.34%	0.33%	0.35%	1.55%	1.79%	1.94%
Performance ratios and other information:
Return on average assets	1.84%	1.86%	1.88%	1.67%	0.49%	1.15%	1.84%
Return on average common equity	35.27%	31.19%	31.33%	32.47%	7.85%	18.73%	24.41%
Efficiency ratio	51.17%	50.57%	51.35%	57.22%	72.06%	58.56%	53.38%
Expense ratio	0.88%	0.97%	0.99%	1.04%	0.85%	1.00%	0.88%
Net interest margin	2.79%	3.11%	2.99%	2.72%	1.73%	2.72%	3.16%
Number of financial centers	23	23	23	21	20	19	19

MANAGEMENT

      The following table presents information concerning our directors and the members of our management executive committee as of December 31, 2003.

Name	Age	Title

José Enrique Fernández	60	Chairman of the Board of Directors, President and Chief Executive Officer of Oriental Financial Group and Oriental Bank and Trust
José Rafael Fernández	40	Chief Operating Officer of Oriental Financial Group, Senior Executive Vice President of Oriental Financial Group and President of Oriental Financial Services
Norberto González, C.P.A., J.D.	45	Executive Vice President of Risk Management and Acting Chief Financial Officer of Oriental Financial Group
Carlos J. Nieves, C.P.A.	54	Executive Vice President of Oriental Financial Group and Chief Operating Officer of Oriental Financial Services
Néstor Vale	40	Executive Vice President of Oriental Financial Group in charge of the Banking Division (Commercial and Retail Banking, Branch Network, and Mortgage Banking)
José Fernández Richards	35	Senior Vice President of Oriental Financial Group in charge of Marketing
Ganesh Kumar	40	Executive Vice President of Oriental Financial Group in charge of Strategic Planning
Efraín Archilla	49	Director of Oriental Financial Group and Oriental Bank and Trust
Julian S. Inclán	54	Director of Oriental Financial Group and Oriental Bank and Trust
Emilio Rodríguez Jr.	54	Director of Oriental Financial Group and Oriental Bank and Trust
Alberto Richa-Angelini	63	Director of Oriental Financial Group and Oriental Bank and Trust
Miguel Vázquez-Deynes	65	Director of Oriental Financial Group and Oriental Bank and Trust
Pablo I. Altieri, M.D.	58	Director of Oriental Financial Group and Oriental Bank and Trust
Diego Perdomo, C.P.A.	68	Director of Oriental Financial Group and Oriental Bank and Trust
Francisco Arriví	57	Director of Oriental Financial Group and Oriental Bank and Trust

      Information concerning the principal occupation of our directors and executive officers is set forth below:

José Enrique Fernández

      Mr. Fernández has been our Chairman of the Board, President and Chief Executive Officer since June 1996, Chairman of the Board of Oriental Bank and Trust since December 1, 1988, and President and Chief Executive Officer of Oriental Bank and Trust since September 1, 1988, Chairman of the Board of Oriental Financial Services Corp. since December 1991. Mr. Fernández was President and Chief Executive Officer of Drexel Burnham Lambert Puerto Rico Incorporated, San Juan, Puerto Rico, from October 1984 to April 1988. He was President and Chief Executive Officer of A.G. Becker Puerto Rico from 1978 to September 1984, and Vice President-Associate Manager of Prudential Bache Securities from 1965 to 1978. Mr. Fernández also serves as a member of the Board of Trustees of the University of Notre Dame, South Bend, Indiana, and as a member of the Board of Trustees of the YMCA Retirement Fund, New York, New York. He served from 1997 to 1998 as a member of the Board of Trustees of the Sacred Heart University, San Juan, Puerto Rico. Mr. Fernández is qualified and registered with the National Association of Securities Dealers, Inc. (the “NASD”) as a General Securities Representative (Series 7).

José Rafael Fernández

      Mr. Fernández has been our Chief Operating Officer since January 2003, and our Senior Executive Vice President and President of Oriental Financial Services since June 2001. He is also the President and Chairman of the Board of Puerto Rico Growth Fund, Inc., a Puerto Rico registered open-end, management investment company. He was Executive Vice President of Oriental Financial Services from 1999 to 2001, and Senior Vice President of such entity from 1997 to 1999. He was Vice President of Sales and Marketing of Oriental Financial Services from 1993 to 1997. He joined us in 1991 as an Assistant Vice President of the Treasury Department and in 1992 was in charge of our sales and marketing efforts for individual retirement accounts. He is a member of the Board of Trustees of the Sacred Heart University, San Juan, Puerto Rico, and a member of the Board of Directors of Advanced Imaging Interventional Center, Inc., Bayamón, Puerto Rico. Mr. Fernández is qualified and registered with the NASD as a General Securities Representative (Series 7), Registered Options Principal (Series 4), Financial and Operations Principal (Series 27), and Municipal Securities Principal (Series 53).

Norberto González, C.P.A., J.D.

      Mr. González has been our Executive Vice President of Risk Management and Acting Chief Financial Officer since March 2003. Prior to joining us, he was Executive Vice President and Risk Management Director of Banco Bilbao Vizcaya Argentaria Puerto Rico from July 1998 to March 2003. He was also Senior Vice President of Credit Administration of PonceBank from July 1992 to July 1998. He is a certified public accountant and has a juris doctor degree from the University of Puerto Rico School of Law. He worked in the Audit Department of KPMG Peat Marwick, San Juan, Puerto Rico, from August 1980 to July 1992. He was a Senior Manager at such accounting firm before joining PonceBank.

Carlos J. Nieves, C.P.A.

      Mr. Nieves has been a Senior Executive Vice President of our company and the Chief Operating Officer of Oriental Financial Services since July 1, 2003. He is a former Executive Vice President and Chief Operating Officer of PaineWebber Trust Company of Puerto Rico and a former Tax Partner & Director of Taxes of Ernst & Young, San Juan, Puerto Rico, and Principal & Director of Taxes of Coopers & Lybrand, San Juan, Puerto Rico. Mr. Nieves is a certified public accountant and a member of the American Institute of Certified Public Accountants, or AICPA, Puerto Rico Society of Certified Public Accountants and the Association of Certified Fraud Examiners. He is also a former President of the Puerto Rico State Board of Accountancy and member of the AICPA Governing Council.

Néstor Vale

      Mr. Vale has been our Executive Vice President in charge of Banking Division (Commercial and Retail Banking, Branch Network, and Mortgage Banking) since August 2003. He was Senior Vice President of Retail and Commercial Banking of Scotiabank de Puerto Rico and member of its Board of Directors from October 2000 through July 2003. He worked in Scotiabank’s headquarters in Toronto, Canada, from August 1999 through September 2000. He was the Commercial Banking Manager of Scotiabank de Costa Rica from May 1996 through July 1999 and the Vice President of Corporate Banking of Scotiabank de Puerto Rico from March 1989 through May 1996. He was a staff accountant at KPMG Peat Marwick, San Juan, Puerto Rico, from August 1986 through February 1989.

José Fernández Richards

      Mr. Fernández Richards has been our Senior Vice President in charge of Marketing since August 2001. He was the Credit Card Services Marketing Director of Encirq Corporation, San Francisco, California, from 2000 to 2001; General Manager and Vice President of Marketing and member of the board of directors of PlanetLive, Inc., San Francisco, California, from 1999 to 2000; Management Supervisor of Hewlett Packard’s Global Commercial Computing Division at Saatchi & Saatchi, San Francisco, California, from 1997 to 1999; Account Supervisor of E*Trade Online Brokerage, Sprint Internet and Sun Microsystems at J. Walter Thompson, San Francisco, California, from 1995 to 1997; and Account Supervisor at Young & Rubicam, San Francisco, California; from 1990 to 1995. Mr. Fernandez earned a B.B.A. degree in marketing from the University of Notre Dame, South Bend, Indiana, and a professional master’s in banking from the Louisiana State University Executive Banking Institute. He is a member of the American Marketing Association and the Puerto Rico Sales and Marketing Executive Association.

Ganesh Kumar

      As of January 12, 2004, Mr. Kumar is our Executive Vice President in charge of Strategic Planning. Before joining us, he was for 5 years a director of consulting at Gartner, Inc., Atlanta, Georgia, an industry leader among research and advisory firms. While at Gartner, Mr. Kumar’s clientele included a wide array of financial services companies ranging from multi-national giants to niche corporations. Mr. Kumar specialized in helping these organizations in developing technology enabled strategies and operational plans to accomplish the desired results. Before Gartner, Mr. Kumar had several years of experience both as a consultant and in management of technology development efforts. Prior to Gartner, he was a manager at McKesson, Inc., Atlanta, Georgia, throughout 1997, and planning and technology architect at Bass Hotels & Resorts from 1995 to 1997. Mr. Kumar was a consultant to financial services clients worldwide from 1986 to 1995. Mr. Kumar has an undergraduate degree in science and an MBA in finance and information systems from India.

Efraín Archilla

      Mr. Archilla has been one of our directors since 1991 (including terms as director of Oriental Bank and Trust). He is President and General Manager of WYQE-FM, Radio Yunque 93 FM in Naguabo and Fajardo, Puerto Rico, since 1994. Mr. Archilla has been an operations consultant to WALO-AM Radio Station and Ochoa Broadcasting Corp. since 1993. He was General Manager of WALO Radio Station from 1973 to 1994, and Vice President and Treasurer of Ochoa Broadcasting Corp. from 1975 to 1994. He served as President of the Puerto Rico Broadcasters Association from 1988 to 1992, and currently is the President of that organization. He also served as President of the Puerto Rico Numismatic Society from 1983 to 1984, President of the Eastern Region Arts and Culture Foundation and of the Humacao Chapter of the Puerto Rico Chamber of Commerce in 1992, and President of the Humacao Rotary Club in 1995.

Julian S. Inclán

      Mr. Inclán has been one of our directors since 1995 (including terms as director of Oriental Bank and Trust); President of American Paper Corporation (a distributor of fine papers, office supplies and graphic art supplies), San Juan, Puerto Rico, since September 1994. Mr. Inclán has served as Managing General Partner of Calibre, S.E. (a real estate investment company) since 1991, and as President of Inclán Realty (a real estate development company), San Juan, Puerto Rico, since 1991. He is also the President of Inmac Corporation (a leasing and investment company that is currently inactive), San Juan, Puerto Rico, since 1989. From 1978 to 1982 he served as Vice President and General Manager of St. Regis Paper and Bag, a division of Puerto Rican Cement Co., Inc., San Juan, Puerto Rico.

Emilio Rodríguez Jr.

      Emilio Rodríguez Jr. has been one of our directors since 1992 (including terms as director of Oriental Bank and Trust). He is the President of Milrod Enterprises, San Juan, Puerto Rico, since May 1998. Mr. Rodríguez was the President of Almacenes Rodríguez, Inc. (a chain of shoe retail stores), San Juan, Puerto Rico, from May 1973 to May 1998. He has also served as Secretary of the Board of Directors of E&C Computers, Inc., San Juan, Puerto Rico, since 1982.

Alberto Richa-Angelini

      Mr. Richa-Angelini has been one of our directors since 1990 (including terms as director of Oriental Bank and Trust). He has been a Director of Development for Empresas Fonalledas, Inc., San Juan, Puerto Rico, since February 1998. He worked as a consulting engineer for Resort Builders, S.E. (a construction company), Carolina, Puerto Rico, from February 1996 to February 1998. He served as Executive Vice President and Chief Operating Officer of Rexach Construction Company, Inc., San Juan, Puerto Rico, from April 1990 to February 1996, and as Executive Vice President — Administration of the same company from 1984 to April 1990. He served as President of the Associated General Contractors of America, Puerto Rico Chapter, and served on its Board of Directors for ten years.

Miguel Vázquez-Deynes

      Mr. Vázquez-Deynes has been one of our directors since 2002 (including terms as director of Oriental Bank and Trust). Mr. Vázquez-Deynes was the President and Chief Executive Officer of Triple-S Management Corp. (an insurance company), San Juan, Puerto Rico, from 1990 to 2001. He served as the President and General Manager for Puerto Rico and Northern Latin American operations of NCR Corporation from 1987 to 1990. He was Vice President and General Manager of Automotive Equipment, Inc. from 1965 to 1969. In 1969, he began working as a branch manager for MAI del Caribe, Inc., and later became President of that company until 1979. He has also served in the boards of directors of several corporations and non-profit organizations, including: Puerto Rico Art Museum (Chairman 2001), Ethics Committee of the Puerto Rico Chamber of Commerce (Chairman 1998), Luis Muñoz Marín Foundation (director 1997), Puerto Rico Insurance Company Association (ACODESE) (Treasurer 1997), GM Group, Inc. (director 1994 — present), San Juan Rotary Club (director 1990 — present), Puerto Rico Chamber of Commerce (President 1994 — 1996; First Vice President 1992 — 1994), Puerto Rico National Guard Military Stores (Vice President 1992 — 1994), Ashford Medical Presbyterian Hospital (Vice President 1984 — 1986), Puerto Rico Manufacturer’s Association (Chairman of the Resolutions Committee 1984 — 1985).

Pablo I. Altieri, M.D.

      Mr. Altieri has been one of our directors since 1990 (including terms as director of Oriental Bank and Trust). He is a cardiologist and a Professor of Medicine and Physiology at the University of Puerto Rico School of Medicine. Dr. Altieri is also a member of the Board of Directors of Corporación para el Desarrollo Tecnológico de Recursos Tropicales de Puerto Rico (a charitable organization), San Juan, Puerto Rico, and a member of the Board of Directors of Casa Roig Foundation (a charitable organization), Humacao, Puerto Rico.

Diego Perdomo, C.P.A.

      Mr. Perdomo has been one of our directors since 1996 (including terms as director of Oriental Bank and Trust). Mr. Perdomo is a certified public accountant and has been a partner of Diego Perdomo & Company (an accounting firm), San Juan, Puerto Rico, since 1968.

Francisco Arriví

      Francisco Arriví has been one of our directors since 1998 (including terms as director of Oriental Bank and Trust). Mr. Arriví has been the President and Chief Executive Officer of Pulte International

Caribbean Corp., San Juan, Puerto Rico, a subsidiary of Pulte Corporation (a publicly traded company), since March 1999. He was the President and Chief Executive Officer of Interstate General Properties LP, S.E., San Juan, Puerto Rico, a subsidiary of Interstate General Company LP (a publicly traded company), from 1995 to 1999, and Vice President and Chief Financial Officer of that company from 1990 to 1995. He was also a director of Interstate General Properties LP, S.E. from 1996 to 1998. He was also Vice President and Manager of the Real Estate Department of The Chase Manhattan Bank, N.A., San Juan, Puerto Rico, from 1985 to 1990. He served as a director of American Communities Property Trust (a publicly traded company), San Juan, Puerto Rico, from 1998 to 1999. Since May 2001, he serves as a director of the Puerto Rico Aqueduct and Sewer Authority (a government instrumentality of the Commonwealth of Puerto Rico).

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

      We are authorized to issue 40,000,000 shares of common stock, $1.00 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share. The following is a summary of certain rights and privileges of our common stock and serial preferred stock. Statements in this summary are qualified in their entirety by reference to our certificate of incorporation and to the Puerto Rico General Corporation Law.

Common Stock

      As of January 31, 2004, we have 20,051,265 shares of common stock issued, of which 19,808,824 are outstanding and 242,441 are held by us as treasury shares. Under our 1988, 1996, 1998 and 2000 Incentive Stock Option Plans, a total of 1,801,124 stock options were issued and remain outstanding as of such date. Our common stock is traded on the New York Stock Exchange under the symbol “OFG.” The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. At each annual meeting of stockholders in which more than one director is being elected, every stockholder entitled to vote at such election has the right to vote, in person or by proxy, the number of shares owned by the stockholder for as many persons as there are directors to be elected and for whose election the stockholder has a right to vote, or to accumulate the votes by giving one candidate as many votes as the number of such directors to be elected multiplied by the number of his or her shares equals, or by distributing such votes on the same principle among any number of candidates.

      Subject to the rights of holders of the outstanding Series A Preferred Stock, Series B Preferred Stock, and any other outstanding shares of our preferred stock, in the event of our liquidation, dissolution or distribution of assets, the holders of common stock are entitled to share ratably in the assets legally available for distribution to stockholders. Our common stock has no redemption, conversion or sinking fund privileges.

      Subject to any dividend preferences that may be established with respect to any series of preferred stock, the holders of common stock are entitled to receive, pro rata, dividends when and as declared by the board of directors out of funds legally available for the payment of dividends.

      Holders of common stock do not have preemptive rights to subscribe for or purchase additional securities.

      American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

Preferred Stock

      Our certificate of incorporation authorizes the board of directors to fix the designation, voting powers, preferences, limitations and relative rights of any series of our preferred stock at the time of issuance. As of the date of this prospectus, we had outstanding 1,340,000 shares of 7.125% Noncumulative Monthly Income Preferred Stock, Series A, and 1,380,000 shares of 7.0% Noncumulative Monthly Income Preferred Stock, Series B. The Series A Preferred Stock is traded on the New York Stock Exchange under the symbol “OFGPrA.” The Series B Preferred Stock is traded on the New York Stock Exchange under the symbol “OFGPrB.” The rights, preferences and privileges of each serial preferred stock are substantially similar, except as to their respective dividend rates and optional redemption dates.

Restrictions on Acquisition of Oriental Financial Group

      Restrictions in the Certificate of Incorporation and Bylaws. A number of provisions of our certificate of incorporation and bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the certificate of incorporation and bylaws that might be deemed to have a potential “antitakeover” effect. Reference should be made in each case to such certificate of incorporation and bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

      Board of Directors. Our certificate of incorporation contains provisions relating to the board of directors and provides, among other things, that the board of directors shall be divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. Directors may be removed from office only with cause by an affirmative vote of not less than a majority of the votes eligible to be cast at a duly constituted meeting of stockholders called expressly for that purpose. Any vacancy occurring in the board of directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the board, or by the sole remaining director, and a director appointed to fill a vacancy shall serve for the remainder of the term to which the director being replaced had been elected, and until his successor has been elected and qualified.

      Our bylaws govern nominations for election to the board, and provide that the board of directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the secretary at least 20 days prior to the date of the annual meeting. No nominations for directors except those made by the nominating committee shall be voted upon at the annual meeting unless other nominations by stockholders are made in writing and delivered to the secretary at least five days prior to the date of the annual meeting. Ballots bearing the names of all the persons nominated by the nominating committee and by stockholders shall be provided for use at the annual meeting. However, if the nominating committee fails or refuses to act at least 20 days prior to the annual meeting, nominations for directors may be made at the annual meeting by any stockholder entitled to vote and shall be voted upon.

      Special Meetings of Stockholders and Stockholder Proposals. Our bylaws provide that special meetings of stockholders, for any purpose or purposes, may be called at any time by the president or by the board of directors, and shall be called by the chairman of the board, the president or the secretary upon the written request of the holders of not less than 20% of the paid-in capital entitled to vote at the meeting. The written request shall state the purpose or purposes of the meeting and shall be delivered at our principal offices addressed to the chairman of the board, the president or the secretary.

      Business Combinations. Our certificate of incorporation provides that the affirmative vote of the holders at least 75% of the total number of outstanding shares is required to approve any merger, reorganization or consolidation for which stockholder approval is required by applicable law, to the extent that such business combination is not approved by 80% of the members of the board of directors then in office.

      Other Restrictions on Acquisition of Oriental Financial Group. Under the Change in Bank Control Act, or CIBCA, a notice must be submitted to the Federal Reserve Board if any person, or group acting in concert, seeks to acquire 10% or more of our common stock outstanding, unless the Federal Reserve Board finds that the acquisition will not result in a change in control. Under the CIBCA, the Federal Reserve Board has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the communities served by us, and the antitrust effects of the acquisition. Under the Bank Holding Company Act, any company would be required to obtain prior approval from the Federal Reserve Board before it may obtain control of us. Control generally is defined to mean the beneficial ownership of 25% or more of any class of our voting securities. Under the Puerto Rico Banking Act, a notice must be submitted to the Office of the Commissioner of Financial Institutions of Puerto Rico, or OCFI, not less than 60 days prior to the consummation of any transfer of our stock if, after such transfer, the transferee (including any group acting in concert) will, own more than 5% of our outstanding voting stock. That transfer will require the approval of the OCFI if it will result in a change of control. A transfer will be presumed to result in a change of control if, as a result of such transfer, a person or group that did not own more than 5% of our outstanding voting stock prior to such transfer owns more than 5% of such stock. In acting upon any such request for approval, the OCFI must take into consideration factors such as the experience and moral and financial responsibility of the transferee, its impact on our operations, whether the change of control threatens the interest of our depositors, creditors or shareholders and any public interest considerations.

TAXATION

General

      In the opinion of McConnell Valdés, San Juan, Puerto Rico, our counsel, the following discussion summarizes the material Puerto Rico and United States tax considerations relating to the purchase, ownership and disposition of our common stock. This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person’s particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

      This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary. A prospective investor should be aware that an opinion of counsel represents only such counsel’s best legal judgement and that it is not binding on the Puerto Rico Treasury Department, any municipality or agency of Puerto Rico, the United States Internal Revenue Service or the courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

      You should consult your own tax advisor as to the application to your particular situation of the tax considerations discussed below, as well as the application of any state, local, foreign or other tax.

Puerto Rico Taxation

      The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of our common stock in light of the purchaser’s particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, “Special Partnerships,” “Subchapter N Corporations,” registered investment companies, and certain pension trusts.

      For purposes of the discussion below, a “Puerto Rico corporation” is a corporation organized under the laws of Puerto Rico and a “foreign corporation” is a corporation organized under the laws of a jurisdiction other than Puerto Rico. Corporations organized under the laws of the United States or any of the states of the United States are considered “foreign corporations” for Puerto Rico income tax purposes.

Ownership and Disposition of Common Stock

Taxation of Dividends

      General. Distributions of cash or other property made by us on our common stock will be treated as dividends to the extent that we have current or accumulated earnings and profits. To the extent that a distribution exceeds our current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the common stock in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the common stock and will be subject to income tax as described below.

      The following discussion regarding the income taxation of dividends on our common stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. We have represented that we derive more than 20% of our gross income from Puerto Rico sources on an annual basis since our incorporation in 1996.

      Individual Residents of Puerto Rico and Puerto Rico Corporations. In general, individuals who are residents of Puerto Rico will be subject to a 10% income tax on dividends paid on our common stock. This tax is generally required to be withheld by us on dividends paid on our common stock. An individual may elect for this withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

      Puerto Rico corporations will be subject to income tax on dividends paid on our common stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. No withholding will be imposed on dividends paid to Puerto Rico corporations on our common stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation’s net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.

      As a practical matter, dividends on our common stock held in “street name” through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a 10% withholding tax imposed on foreign corporations. See “Foreign Corporations.” Accordingly, individuals resident of Puerto Rico who desire to file an election out of the applicable 10% withholding tax should have their shares of common stock issued and registered in their own name. Similarly, Puerto Rico corporations that own any shares of common stock and wish to avoid the withholding imposed on foreign corporations should have their shares issued and registered in their own name in order to ensure that no withholding is made on dividends.

      United States Citizens Not Residents of Puerto Rico. Dividends paid on our common stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Puerto Rico income tax, which will be withheld by us. These individuals may elect for the 10% Puerto Rico income tax and withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. Notwithstanding the making of this election, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with us or its agent a withholding exemption certificate to the effect that the individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted by us or its agent from individuals who have the shares of common stock registered in their names. Individuals who hold shares of common stock in “street name” will not be eligible to file with us or its agent withholding exemption certificates.

      Individuals Not Citizens of the United States and Not Residents of Puerto Rico. Dividends paid on our common stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% Puerto Rico income tax which will be withheld at source by us.

      Foreign Corporations. The income taxation of dividends paid on our common stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico in the taxable year of the dividend.

      A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the active conduct of a trade or business in Puerto Rico. This income will include all net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the active conduct of a trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the common stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

      In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on our common stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

      A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on our common stock.

      Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships, respectively.

Taxation of Gains Upon Sales or Exchanges other than Redemptions

      General. The sale or exchange of our common stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the common stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the common stock is held as a capital asset by’the holder and will be a long-term capital gain or loss if the stockholders’ holding period of the common stock exceeds six months. The deductibility of capital losses is subject to limitations.

      Individual Residents of Puerto Rico and Puerto Rico Corporations. Gain on the sale or exchange of our common stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 12.5%.

      United States Citizens Not Residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of our common stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of common stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

      Individuals Not Citizens of the United States and Not Residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under “United States Citizens Not Residents of Puerto Rico.” However, if the gain resulting from the sale or exchange of common stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a net capital gain, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

      Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of our common stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 12.5% if it qualifies as a long-term capital gain.

      In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of common stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

      A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of our common stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of common stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the payments received resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder’s Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

      Partnerships. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships, respectively.

Taxation of Redemptions

      A redemption of shares of our common stock for cash will be treated as a distribution taxable as a dividend to the extent of our current or accumulated earnings and profits if it is “essentially equivalent to a dividend.” Under regulations issued by the Department of the Treasury of Puerto Rico (1) a redemption of stock that completely terminates a shareholder’s interest in a corporation does not constitute a dividend, and (2) certain pro rata redemptions among all the stockholders will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by the United States Internal Revenue Service under the United States Internal Revenue Code of 1986, in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by IRS determinations on this issue and is free to adopt a different rule.

      If the redemption of our common stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under “Taxation of Gains upon Sales or Exchanges (Not including Redemptions)” for a sale or exchange of common stock. Gain on the redemption of our common stock will generally be recognized and will be subject to income tax. If the holder of the common stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 12.5%.

      If the stockholder is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the holder on the redemption of our common stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not clearly provide a source of income rule for a gain of this nature. As a result thereof, these prospective stockholders should be aware that a gain realized from a redemption of our common stock may be subject to Puerto Rico income tax.

Estate and Gift Taxation

      The transfer of our common stock by inheritance by an individual who is a resident of Puerto Rico at the time of his or her death will not be subject to estate tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. The transfer of our common stock by gift by an individual who is a resident of Puerto Rico at the time of the gift will not be subject to gift tax. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of our common stock by death or gift.

Municipal License Taxation

      Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on our common stock or on any gain realized on the sale, exchange or redemption of such common stock.

      A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on our common stock and on the gain realized on the sale, exchange or redemption of such common stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

Property Taxation

      Our common stock will not be subject to Puerto Rico property tax.

United States Taxation

      The following discussion is limited to the United States federal tax consequences of the ownership and disposition of our common stock by U.S. Holders, as defined below, and Puerto Rico corporations. This discussion is based on the existing United States Internal Revenue Code of 1986, as amended (the “Code”) and regulations (issued and prepared) of the U.S. Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with common stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person’s particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships, “Subchapter S Corporations”, life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to persons whose functional currency is not the U.S. dollar.

      As used herein, the term “U.S. Holder” means a beneficial owner of common stock that does not own directly, indirectly, constructively or by attribution, 10% or more of our voting stock and is for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation) organized under the laws of a state of the United States,

•	a corporation organized under the laws of the United States or of any political subdivision thereof (including the District of Columbia),

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if (A) a court within the United States is able to exercise primary supervision over its administration and one or more United States Persons (as such term is defined in the Code) have authority to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a United States domestic trust.

      The term “U.S. Holder” does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include Puerto Rico corporations. As used herein, the term “Puerto Rico U.S. Holder” means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof), within the meaning of Section 933 of the Code.

Ownership and Disposition of the Common Stock

Taxation of Dividends

      General. Under the source of income rules of the Code, dividends on the common stock will constitute gross income from sources outside the United States if less than 25% of our gross income on an ongoing basis is effectively connected with a trade or business in the United States. Since our incorporation, we have not derived, nor do we expect to derive in the future, 25% or more of our gross income that is effectively connected with a trade or business in the United States. Accordingly, dividends on our common stock distributed will constitute gross income from sources outside the United States so long as we continue to meet the gross income test described above.

      U.S. Holders other than Puerto Rico U.S. Holders. Subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions made by us with respect to our common stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source dividend income to the extent the distributions are paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. Under recently enacted U.S. federal income tax legislation, “qualified dividend income” received by certain non-corporate U.S. Holders (including individuals) in taxable years beginning after December 31, 2002, and beginning before January 1, 2009, generally will be subject to United States federal income tax at a maximum rate of 15%. Dividends in respect of our common stock may constitute “qualified dividend income” for this purpose provided we are not a passive foreign investment company (as described below) and certain other requirements, including with respect to your holding period for such stock, are satisfied. You should consult your own tax advisors regarding the availability of this preferential rate in your particular circumstances. To the extent, if any, that the amount of any of our distributions exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, such excess will be treated first as a tax-free return of the U.S. Holder’s tax basis in the common stock and thereafter as capital gain.

      Subject to certain conditions and limitations contained in the Code, any Puerto Rico income tax imposed on dividends distributed by us in accordance with Puerto Rico law will be eligible for credit against the U.S. Holder’s United States federal income tax liability. See “Puerto Rico Taxation — Ownership and Disposition of Common Stock — Taxation of Dividends” above. For purposes of calculating a U.S. Holder’s United States foreign tax credit limitation, dividends distributed by us will generally constitute foreign source “passive income” or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, insurance, financing or similar business), foreign source “financial services income.”

      Puerto Rico U.S. Holders. In general, and subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions of dividends made by us on our common stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, will not be includable in the stockholder’s gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

      Puerto Rico Corporations. In general, distributions of dividends made by us on our common stock to a Puerto Rico corporation will not, in the hands of the Puerto Rico corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the Puerto Rico corporation and the Puerto Rico corporation is not treated as a domestic corporation of the United States for purposes of the Code. The Code provides special rules for Puerto Rico corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” “Foreign Personal Holding Companies,” or “Passive Foreign Investment Companies.”

Taxation of Sales or Exchanges

      U.S. Holders other than Puerto Rico U.S. Holders. A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize gain or loss on the sale or other disposition of common stock, including redemptions treated as sales or exchanges of the common stock under Section 302 of the Code, in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the common stock. Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gain or loss will be a capital gain or loss , and will be long-term capital gain or loss if the U.S. Holders holding period for the common stock is more than one year. Certain noncorporate U.S. Holders (including individuals) may be eligible for preferential rates of United States federal income tax with respect to their long-term capital gains. The deductibility of capital losses is subject to limitations under the Code. U.S. Holders should consult their own tax advisors concerning the-treatment of capital gains and losses. Redemptions of the common stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends to the extent of our current and accumulated earnings and profits.

      Gain recognized by a U.S. Holder on the sale or other disposition of our common stock generally will be treated as United States source income.

      Puerto Rico U.S. Holders. In general, and subject to the discussion under “Passive Foreign Investment Company Rules” below, gain from the sale or exchange of our common stock, including redemptions treated as sales or exchanges of the common stock under Section 302 of the Code, by a Puerto Rico U.S. Holder that is a resident of Puerto Rico for purposes of Section 865 (g) (1) of the Code (1) will constitute income from sources within Puerto Rico, (2) will not be includable in the stockholder’s gross income and (3) will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income. Redemptions of the common stock that are not treated as sales or exchanges under Section 302 of the Code will generally be treated as dividends to the extent of our current and accumulated earnings and profits.

      Puerto Rico Corporations. In general, any gain derived by a Puerto Rico corporation from the sale or exchange of our common stock will not, in the hands of the Puerto Rico corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the Puerto Rico corporation and the Puerto Rico corporation is not treated as a domestic corporation of the United States for purposes of the Code. The Code provides special rules for Puerto Rico corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” “Foreign Personal Holding Companies,” or “Passive Foreign Investment Companies”. Redemptions of the common stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends to the extent of our current and accumulated earnings and profits.

      Information Reporting and Backup Withholding. Information reporting requirements will apply to dividends on, and the proceeds of a sale or exchange of, the common stock that are paid within the United States (and, in some cases, outside the United States) to U.S. Holders, other than Puerto Rico U.S. Holders, and certain exempt recipients (such as corporations). Certain U.S. Holders may be subject to backup withholding at the rate of 28% on dividends paid or the proceeds of a sale, exchange or redemption of our common stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

Passive Foreign Investment Company Rules

      The Code provides special rules for distributions received by U.S. Holders on stock of a Passive Foreign Investment Company (“PFIC”) as well as amounts received from the sale or other disposition of PFIC stock. For purposes of these rules pledges generally will be considered dispositions.

      A non-U.S. corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the gross value of its assets, determined on the basis of a quarterly avenge, is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties and gains from the sale or exchange of passive assets. However, assets held by a non- U.S. bank that are used to produce income in the active conduct of a banking business are treated as non-passive assets.

      Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the “Proposed Regulations”), we believe that we have not been a PFIC for any of our prior taxable years and we expect to conduct our affairs in a manner so that we will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to our expectations, our common stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules, regardless of whether we remain a PFIC, with respect to (1) any “excess distribution” by us to the U.S. Holder and (2) any gain realized on the sale, pledge or other disposition of our common stock. An “excess distribution” is, generally, any distributions received by the U.S. Holder on the common stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for the common stock if shorter.

      Under these rules, (1) the excess distribution or gain would be allocated ratably over each day in the U.S. Holder’s holding period for the common stock, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we would be a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

      In general, the Proposed Regulations provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the common stock and was not a bona fide resident of Puerto Rico during the entire taxable year within the meaning of Section 933 of the Code or, in certain cases, a portion thereof.

      As an alternative to these rules, if we were a PFIC, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their common stock, provided that the common stock will constitute “marketable stock” for purposes of these rules. In general, marketable stock is stock that is treated under applicable Treasury regulations as being regularly traded on a qualified exchange.

      If a mark-to-market election is available and is validly made, then for each taxable year of ownership, a U.S. Holder generally would include in gross income, as an item of ordinary income, the excess, if any, of the fair market value of common stock at the end of such taxable year over such U.S. Holder’s adjusted tax basis, and would deduct from gross income, as an ordinary loss, the excess, if any, of the adjusted tax basis of the stock over its fair market value at the end of the taxable year (but only to the extent of the amount previously included in such U.S. Holder’s gross income as a result of the mark-to-market election). A U.S. Holder’s adjusted tax basis in common stock will be adjusted to reflect any such income or loss that is included in, or deducted from, such U.S. Holder’s gross income. If the mark-to-market election is made, it can only be revoked with the consent of the IRS. Special rules apply if the mark-to-market election is not made for the first taxable year in which a U.S. Holder owns shares in a PFIC.

      Under current law, if we were a PFIC in any year, a U.S. Holder who beneficially owns common stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from us and any gain realized on the disposition of common stock.

      You should consult your own tax advisors regarding the application of the PFIC rules to common stock in your particular circumstances, including the availability of making an election to avoid adverse U.S. federal income tax consequences of the PFIC rules should we be considered a PFIC for any taxable years.

Estate and Gift Taxation

      The transfer of our common stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of our common stock by death or gift.

SELLING STOCKHOLDERS

      José Enrique Fernández is our Chairman of the Board, President and Chief Executive Officer. As of January 31, 2004, Mr. Fernández owns 3,500,569 shares of our common stock or 17.67% of our outstanding common stock. Mr. Fernández is selling in this offering for his own account 640,000 shares of common stock. Upon completion of the offering, Mr. Fernández will own 2,860,569 shares of our common stock, which will represent 13.30% of our outstanding common stock (or 12.19% if the underwriters’ over-allotment options are exercised in full).

      Diego Perdomo, C.P.A. is a member of our board of directors. As of January 31, 2004, Mr. Perdomo owns 195,648 shares of our common stock. Mr. Perdomo is selling in this offering for his own account 160,000 shares of common stock. Upon completion of the offering, Mr. Perdomo will own 35,648 shares of our common stock, which is less than 1% of our outstanding common stock (or less than 1% if the underwriters’ over-allotment options are exercised in full).

      Pablo I. Altieri, M.D. is a member of our board of directors. As of January 31, 2004, Dr. Altieri owns 183,940 shares of our common stock. Dr. Altieri is selling in this offering for his own account 65,000 shares of common stock. Upon completion of the offering, Dr. Altieri will own 118,940 shares of our common stock, which is less than 1% of our outstanding common stock (or less than 1% if the underwriters’ over-allotment options are exercised in full).

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement among us, the selling stockholders and the underwriters, for whom Keefe, Bruyette & Woods, Inc. and Oriental Financial Services Corp. are acting as representatives, the underwriters named below have severally agreed to purchase from us and the selling stockholders, and we and the selling stockholders have severally agreed to sell to the underwriters, an aggregate of 2,500,000 shares of common stock in the amounts set forth below opposite their respective names.

Underwriters	Number of Shares

Keefe, Bruyette & Woods, Inc.
Oriental Financial Services Corp.

Total:	2,565,000

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares offered by this prospectus, if any are taken. However, the underwriters are not required to take or pay for shares covered by the underwriters’ over-allotment options described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. The underwriting agreement provides that the underwriters’ obligations are subject to approval of certain legal matters by their counsel and to various other conditions customary in a firm commitment underwritten public offering, such as receipt by the underwriters of officers’ certificates, legal opinions and comfort letters. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

      The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected securities dealers (that may include the underwriters) at that price less a concession not in excess of $           per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $           per share to certain brokers and dealers. If all the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and other selling terms. After the offering, the offering price and other selling terms may from time to time be changed by the underwriters. We expect the shares of common stock will be ready for delivery on or about                     , 2004.

      We and the selling stockholders have granted the underwriters options, exercisable within 30 days after the date of this prospectus, to purchase up to 255,000, 96,000, 24,000 and 9,750 additional shares, respectively, or an aggregate of 384,750 shares, solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares in this offering. If the underwriters purchase any additional shares under this option, each underwriter will be committed to purchase the additional shares at the price set forth on the cover page of this prospectus and in approximately the same proportion allocated to them in the table above.

      Keefe, Bruyette & Woods, Inc. has acted as lead underwriter and book-running manager for this offering. In accordance with NASD Conduct Rule 2720(d), it has also acted as “qualified independent underwriter” and the price of the common stock was no higher than that recommended by it as qualified independent underwriter. Keefe, Bruyette & Woods, Inc., in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus.

      Oriental Financial Services Corp. is our wholly-owned subsidiary and a member of the NASD. Accordingly, the offering of the common stock is being conducted in accordance with Rule 2720 of the

NASD Conduct Rules. The underwriters have informed us that, in accordance with the applicable provision of NASD Conduct Rule 2720(c), they will not sell shares of the common stock to accounts over which they exercise discretionary investing authority without the prior written authorization of the customer.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise of the over-allotment option.

	Per share	Without option	With option

Public offering price
Underwriting discount paid by us
Underwriting discount paid by the selling stockholders
Proceeds (before expenses) to us
Proceeds (before expenses) to the selling stockholders

      The expenses of the offering, not including the underwriting discount, are estimated at approximately $293,946.40 and are payable by us.

      In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of our common stock during and after the offering, such as the following:

•	The underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them;

•	The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option; and

•	The underwriters may stabilize or maintain the price of the common stock by bidding.

      The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in connection with those liabilities.

      We, the selling stockholders and certain of our directors have agreed not to sell or transfer any shares of our common stock during the period ending 90 days after the date of this prospectus without the prior written consent of Keefe, Bruyette & Woods, Inc. Specifically, we, the selling stockholders and certain of our directors have agreed, subject to certain exceptions, not to, directly or indirectly:

•	offer, sell, offer to sell, contract to sell, hedge, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, whether now owned or hereafter acquired by the person executing the agreement or with respect to which the person executing the agreement has or hereafter acquires the power of disposition, or file any registration statement with respect to such securities; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock,

whether any such swap or transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives of the underwriters of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate Internet distributions to underwriters that may make Internet distributions on the same basis as other allocations.

      Some of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financial advisory services for us in the ordinary course of business and have in the past received, and may in the future receive, customary fees from us for these services.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3, to register the common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of common stock offered in this prospectus, you should refer to the registration statement and its exhibits.

      You may read and copy any document filed by us with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. We file our SEC materials electronically with the SEC, so you can also review our filings by accessing the website maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can also obtain more information about us by visiting its website at http://www.orientalonline.com.

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes previously filed information. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

•	annual report on Form 10-K for the year ended June 30, 2003,

•	quarterly reports on Form 10-Q for the quarters ended September 30, 2003 and December 31, 2003, and

•	current reports on Form 8-K dated July 24, 2003, August 25, 2003, August 27, 2003, October 28, 2003, October 29, 2003 and February 11, 2004.

      We also incorporate by reference all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

      Our common stock is traded on the New York Stock Exchange under the symbol “OFG.” You can inspect reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10065.

      We will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to Oriental Financial Group Inc., Attention: Mr. Norberto González, Executive Vice President and Acting Chief Financial Officer, Professional Offices Park, 998 San Roberto Street, San Juan, Puerto Rico 00926, telephone: 787-771-6800.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by McConnell Valdés, San Juan, Puerto Rico. As of the date of this prospectus, attorneys working in McConnell Valdés owned, in the aggregate, approximately 68,650 shares of our common stock. Carlos O. Souffront, a capital partner of such firm, is the secretary of our board of directors. Certain legal matters will be passed upon for the underwriters by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

EXPERTS

      Our consolidated financial statements as of and for the years ended June 30, 2003 and 2002, incorporated by reference into this prospectus from our annual report on Form 10-K for the year ended June 30, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the application of procedures relating to certain reclassifications in the segment reporting note to the 2001 consolidated financial statements to give retroactive effect to our change in reportable segments), and have been so incorporated in reliance on the report of such firm given on their authority as experts in accounting and auditing.

      Our consolidated financial statements for the year ended June 30, 2001, incorporated by reference into this prospectus from our annual report on Form 10-K for the year ended June 30, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

2,565,000 Shares

Common Stock

P R O S P E C T U S

Keefe, Bruyette & Woods

Oriental Financial Services

February      , 2004

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than commissions and fees of the Underwriters. All of the amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the NYSE listing fee.

Securities and Exchange Commission registration fee	$10,401.00
NASD filing fee	8,709.15
Printing and mailing expenses	60,000.00
NYSE listing fee	28,836.25
Accounting fees and expenses	56,000.00
Legal fees and expenses	70,000.00
Marketing expenses	50,000.00
Miscellaneous expenses	10,000.00

Total	$293,946.40

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 1.02(B)(6) of the Puerto Rico General Corporation Law (the “PR-GCL”), provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duties. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an unlawful stock repurchase, or obtaining an improper personal benefit.

     Article Ninth of our certificate of incorporation provides that the personal liability of our directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the PR-GCL.

     Section 4.08 of the PR-GCL authorizes a Puerto Rico corporation to indemnify its officers and directors and to purchase and maintain insurance on behalf of its officers and directors against liabilities arising out and pending or threatened actions, suits or proceedings to which such officers or directors are or may be made parties by reason of being officers or directors of the corporation. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of shareholders or otherwise.

     Section 1 of Article VII of our bylaws provides that our directors, officers, employees and agents shall be indemnified to the fullest extent authorized by the PR-GCL against expenses and certain other liabilities arising out of legal action brought or threatened against them for their conduct on our behalf, provided that each such person acted in good faith and in a manner that he reasonably believed was in or not opposed to our best interests. Indemnification by us is available in a criminal action only if such person had no reasonable cause to believe that his conduct was unlawful.

     Section 4 of Article VII of our bylaws provides that we may maintain insurance covering certain liabilities of our officers, directors, employees and agents, whether or not we would have the power or would be required to indemnify them against such liabilities.

     The resolutions of our board of directors adopted on December 8, 2003, approving the issuance and sale of our common stock provide that, to the extent permitted by our certificate of incorporation and applicable law, we (1) will indemnify and hold harmless the directors and executive officers and their attorneys-in-fact who signed this registration statement against any losses, claims, damages or liabilities they may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, any state securities or insurance laws or regulations of any other jurisdiction, insofar as such losses, claims, damages or liabilities arise in connection with this registration statement or any other registration statement filed in connection with the common stock; and (2) shall reimburse each such person for any legal or other expenses reasonably incurred by him in connection with investigating or defending any such action or claim.

ITEM 16. EXHIBITS.

Exhibit No.	Description of Document

1	Form of Underwriting Agreement
3	Certificate of Incorporation, as amended, of Oriental Financial Group Inc.(1)
4	Form of Common Stock Certificate*
5	Opinion regarding legality of McConnell Valdés
8	Opinion regarding tax matters of McConnell Valdés
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consents of McConnell Valdés (included in the opinions of counsel filed as Exhibits 5 and 8 hereto)
24.1	Power of Attorney (included in page II-3 hereof)*

(1)	Incorporated by reference from our registration statement on Form S-3 (Registration No. 333-75609) dated April 2, 1999.
*	These exhibits were previously filed.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes that:

     (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provision described under Item 15 above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-effective Amendment No. 1 to this Registration Statement No. 333-112776 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico, on the 27th day of February, 2004.

ORIENTAL FINANCIAL GROUP INC.

By:	/s/ José Enrique Fernández

José Enrique Fernández
Chairman of the Board of Directors,
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/José Enrique Fernández José Enrique Fernández	Chairman of the Board, President and Chief Executive Officer	February 27, 2004

/s/Norberto González Norberto González	Executive Vice President and Acting Chief Financial Officer	February 27, 2004

/s/Pablo I. Altieri* Pablo I. Altieri	Director	February 27, 2004

/s/Efraín Archilla* Efraín Archilla	Director	February 27, 2004

/s/Julián S. Inclán* Julián S. Inclán	Director	February 27, 2004

/s/Diego Perdomo Alvarez* Diego Perdomo Alvarez	Director	February 27, 2004

/s/Alberto Richa Angelini* Alberto Richa Angelini	Director	February 27, 2004

/s/Emilio Rodríguez, Jr.* Emilio Rodríguez, Jr.	Director	February 27, 2004

/s/Miguel Vázquez-Deynes* Miguel Vázquez-Deynes	Director	February 27, 2004

/s/Francisco Arriví* Francisco Arriví	Director	February 27, 2004

* By Norberto González pursuant to a power of attorney.

INDEX OF EXHIBITS

Exhibit No.	Description of Document

1	Form of Underwriting Agreement
3	Certificate of Incorporation, as amended, of Oriental Financial Group Inc.(1)
4	Form of Common Stock Certificate*
5	Opinion regarding legality of McConnell Valdés
8	Opinion regarding tax matters of McConnell Valdés
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consents of McConnell Valdés (included in the opinions of counsel filed as Exhibits 5 and 8 hereto)
24.1	Power of Attorney (included in page II-3 hereof)*

(1)	Incorporated by reference from our registration statement on Form S-3 (Registration No. 333-75609) dated April 2, 1999.
*	These exhibits were previously filed.